Exhibit 99.2
Third Quarter Report – 2014

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF (LOSS) EARNINGS
(In millions of United States dollars, except for per share amounts – Unaudited)

		Three Months Ended September 30		Nine Months Ended September 30
	Note	2014	2013	2014	2013
Revenues	10(c)	$859	$895	$2,663	$2,717
Mine operating costs
Production costs	5 & 6	(530)	(509)	(1,536)	(1,509)
Depreciation and depletion	6(b), 7(f) & 10	(192)	(158)	(541)	(463)
		(722)	(667)	(2,077)	(1,972)
Earnings from mine operations		137	228	586	745
Exploration and evaluation costs	7(c)	(12)	(9)	(29)	(34)
Share of net earnings (loss) of associates	9	15	(155)	131	(101)
Impairment of mining interests and goodwill	7(a) & 8	(19)	—	(19)	(2,558)
Corporate administration		(63)	(66)	(188)	(189)
Earnings (loss) from operations and associates	10	58	(2)	481	(2,137)
Gains (losses) on securities, net	13(b)	5	(3)	9	(15)
(Losses) gains on derivatives, net	13(a)	(14)	8	(6)	79
Gain on disposition of mining interest, net	7(d)	—	—	18	—
Finance costs		(15)	(12)	(42)	(40)
Other income (expenses)		5	(2)	(21)	—
Earnings (loss) from continuing operations before taxes		39	(11)	439	(2,113)
Income tax (expense) recovery	12	(83)	11	(187)	473
Net (loss) earnings from continuing operations		(44)	—	252	(1,640)
Net earnings (loss) from discontinued operation	4	—	5	(15)	20
Net (loss) earnings		$(44)	$5	$237	$(1,620)
Net (loss) earnings from continuing operations attributable to:
Shareholders of Goldcorp Inc.		$(44)	$—	$250	$(1,640)
Non-controlling interest		—	—	2	—
		$(44)	$—	$252	$(1,640)
Net (loss) earnings attributable to:
Shareholders of Goldcorp Inc.		$(44)	$5	$235	$(1,620)
Non-controlling interest		—	—	2	—
		$(44)	$5	$237	$(1,620)
Net (loss) earnings per share from continuing operations
Basic	15	$(0.05)	$—	$0.31	$(2.02)
Diluted	15	(0.05)	(0.01)	0.30	(2.03)
Net (loss) earnings per share
Basic	15	$(0.05)	$0.01	$0.29	$(2.00)
Diluted	15	(0.05)	—	0.28	(2.01)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Third Quarter Report – 2014

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(In millions of United States dollars – Unaudited)

		Three Months Ended September 30		Nine Months Ended September 30
	Note	2014	2013	2014	2013
Net (loss) earnings		$(44)	$5	$237	$(1,620)
Other comprehensive (loss) income, net of tax
Items that may be reclassified subsequently to net (loss) earnings:	13(b)
Mark-to-market (losses) gains on available-for-sale securities		(10)	14	12	(52)
Reclassification adjustment for impairment losses included in net (loss) earnings		1	2	2	15
Reclassification adjustment for realized gains on disposition of available-for-sale securities recognized in net (loss) earnings		(5)	—	(10)	(1)
		(14)	16	4	(38)
Item that will not be reclassified to net (loss) earnings:
Remeasurements on defined benefit pension plans		3	(4)	(1)	(4)
Total other comprehensive (loss) income, net of tax		(11)	12	3	(42)
Total comprehensive (loss) income		$(55)	$17	$240	$(1,662)
Total comprehensive (loss) income attributable to:
Shareholders of Goldcorp Inc.		$(55)	$17	$238	$(1,662)
Non-controlling interest		—	—	2	—
		$(55)	$17	$240	$(1,662)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Third Quarter Report – 2014

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions of United States dollars – Unaudited)

		Three Months Ended September 30		Nine Months Ended September 30
	Note	2014	2013	2014	2013
Operating activities
Net (loss) earnings from continuing operations		$(44)	$—	$252	$(1,640)
Adjustments for:
Dividends from associate	9	38	27	105	71
Reclamation expenditures		(11)	(4)	(22)	(12)
Items not affecting cash:
Impairment of stockpiled ore	6(b)	41	—	41	—
Depreciation and depletion	6(b), 7(f) & 10	192	158	541	463
Share of net (earnings) loss of associates	9	(15)	155	(131)	101
Impairment of mining interests and goodwill	7(a) & 8	19	—	19	2,558
Share-based compensation expense	14(a) & (b)	19	24	59	64
(Gains) losses on securities, net	13(b)	(5)	3	(9)	15
Unrealized losses (gains) on derivatives, net	13(a)	14	(4)	2	(66)
Gain on disposition of mining interest, net	7(d)	—	—	(18)	—
Revision of estimates and accretion of reclamation and closure cost obligations		6	5	35	15
Deferred income tax expense (recovery)	12	117	28	55	(549)
Other		10	10	21	33
Change in working capital	16	(189)	(134)	(212)	(442)
Net cash provided by operating activities of continuing operations		192	268	738	611
Net cash provided by operating activities of discontinued operation		—	6	2	37
Investing activities
Expenditures on mining interests	10(h)	(450)	(483)	(1,413)	(1,437)
Deposits on mining interest expenditures		(50)	(44)	(105)	(163)
Proceeds from disposition of mining interest, net	7(d)	—	—	193	—
Interest paid	10(h)	(40)	(14)	(68)	(23)
Purchases of money market investments and available-for-sale securities		(71)	(17)	(120)	(615)
Proceeds from maturities and sales of money market investments and available-for-sale securities, net		59	490	84	603
Other		—	1	—	—
Net cash used in investing activities of continuing operations		(552)	(67)	(1,429)	(1,635)
Net cash (used in) provided by investing activities of discontinued operation	16	—	(14)	208	(48)
Financing activities
Debt borrowings, net of transaction costs	11 & 13(d)(ii)	1,000	—	3,313	1,481
Debt repayments	11 & 13(d)(ii)	(1,313)	—	(2,638)	—
Dividends paid to shareholders	15(b)	(122)	(122)	(366)	(365)
Common shares issued, net of issuance costs		1	3	4	3
Other	13(d)(ii)	(50)	—	(81)	131
Net cash (used in) provided by financing activities of continuing operations		(484)	(119)	232	1,250
Effect of exchange rate changes on cash and cash equivalents		—	(1)	—	—
(Decrease) increase in cash and cash equivalents		(844)	73	(249)	215
Cash and cash equivalents, beginning of the period		1,220	899	625	757
Cash and cash equivalents, end of the period	16	$376	$972	$376	$972
Supplemental cash flow information (note 16)
The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Third Quarter Report – 2014

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(In millions of United States dollars – Unaudited)

	Note	At September 30 2014	At December 31 2013
Assets
Current assets
Cash and cash equivalents	16	$376	$625
Money market investments		52	—
Accounts receivable	13(a)	449	469
Inventories and stockpiled ore	6	857	727
Note receivable	13(d)(i)	—	5
Income taxes receivable		152	182
Assets held for sale	4	—	227
Other		182	139
		2,068	2,374
Mining interests
Owned by subsidiaries	7 & 8	24,014	22,928
Investments in associates	7 & 9	2,064	2,210
	7 & 8	26,078	25,138
Goodwill		1,454	1,454
Investments in securities		65	77
Note receivable	13(d)(i)	—	23
Deposits on mining interest expenditures		29	71
Deferred income taxes		23	19
Heap leach and stockpiled ore	6	185	141
Other		316	267
Total assets	10	$30,218	$29,564
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$878	$856
Income taxes payable		28	6
Debt	11 & 13(d)(ii)	550	832
Derivative liabilities	13(a)	46	57
Liabilities relating to assets held for sale	4	—	44
Other		162	238
		1,664	2,033
Deferred income taxes		5,624	5,594
Debt	11	2,472	1,482
Provisions		602	517
Income taxes payable		71	55
Other		99	125
Total liabilities	10	10,532	9,806
Equity
Shareholders’ equity
Common shares, stock options and restricted share units		17,245	17,191
Accumulated other comprehensive income		4	1
Retained earnings		2,222	2,353
		19,471	19,545
Non-controlling interest		215	213
Total equity		19,686	19,758
Total liabilities and equity		$30,218	$29,564
Commitments and contingencies (notes 13(d)(ii) and 17); Subsequent event (note 18)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Third Quarter Report – 2014

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In millions of United States dollars, shares in thousands – Unaudited)

	Common Shares			Accumulated Other Comprehensive Income (Loss)
	Shares issued, fully paid with no par value	Amount	Stock options and restricted share units	Investment revaluation reserve	Other	Retained earnings	Attributable to shareholders of Goldcorp Inc.	Non-controlling interest	Total
At January 1, 2014	812,257	$16,895	$296	$3	$(2)	$2,353	$19,545	$213	$19,758
Total comprehensive income
Net earnings	—	—	—	—	—	235	235	2	237
Other comprehensive income (loss)	—	—	—	4	(1)	—	3	—	3
	—	—	—	4	(1)	235	238	2	240
Stock options exercised and restricted share units issued and vested (note 14(a))	1,275	45	(42)	—	—	—	3	—	3
Share-based compensation (note 14(a))	—	—	51	—	—	—	51	—	51
Dividends (note 15(b))	—	—	—	—	—	(366)	(366)	—	(366)
At September 30, 2014	813,532	$16,940	$305	$7	$(3)	$2,222	$19,471	$215	$19,686

	Common Shares			Accumulated Other Comprehensive Income (Loss)
	Shares issued, fully paid with no par value	Amount	Stock options and restricted share units	Investment revaluation reserve	Other	Retained earnings	Attributable to shareholders of Goldcorp Inc.	Non- controlling interest	Total
At January 1, 2013	811,519	$16,865	$252	$51	$—	$5,548	$22,716	$213	$22,929
Total comprehensive loss
Net loss	—	—	—	—	—	(1,620)	(1,620)	—	(1,620)
Other comprehensive loss	—	—	—	(38)	(4)	—	(42)	—	(42)
	—	—	—	(38)	(4)	(1,620)	(1,662)	—	(1,662)
Stock options exercised and restricted share units issued and vested (note 14(a))	713	30	(27)	—	—	—	3	—	3
Share-based compensation (note 14(a))	—	—	54	—	—	—	54	—	54
Dividends (note 15(b))	—	—	—	—	—	(365)	(365)	—	(365)
At September 30, 2013	812,232	$16,895	$279	$13	$(4)	$3,563	$20,746	$213	$20,959
The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Third Quarter Report – 2014
(In millions of United States dollars, except where noted)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS
Goldcorp Inc. is the ultimate parent company of its consolidated group (“Goldcorp” or “the Company”). The Company is incorporated and domiciled in Canada, and its registered office is at Suite 3400 – 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.
The Company is a gold producer engaged in the operation, exploration, development, and acquisition of precious metal properties in Canada, the United States, Mexico, and Central and South America. The Company’s current sources of operating cash flows are primarily from the sale of gold, silver, copper, lead, and zinc.
At September 30, 2014, the Company’s principal producing mining properties were comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada; the Peñasquito gold/silver/lead/zinc mine and the Los Filos and El Sauzal gold mines in Mexico; the Marlin gold/silver mine in Guatemala; the Wharf gold mine in the United States; the Alumbrera gold/copper mine (37.5% interest) in Argentina; and the Pueblo Viejo gold/silver/copper mine (40.0% interest) in the Dominican Republic. The Company also has a 39.3% equity interest in Tahoe Resources Inc. (“Tahoe”), which owns and operates the Escobal silver mine in Guatemala. The Escobal mine achieved commercial production effective January 1, 2014. The Company's 66.7% interest in the Marigold mine in the United States, the sale of which completed on April 4, 2014, has been classified as a discontinued operation for the nine months ended September 30, 2014 (note 4).
The Company’s significant development projects at September 30, 2014 were comprised of the Cerro Negro gold project in Argentina; the Éléonore and Cochenour gold projects in Canada; the El Morro gold/copper project (70.0% interest) in Chile; and the Camino Rojo gold/silver project in Mexico.
On March 26, 2014, the Company disposed of its 19.5% equity interest in Primero Mining Corp. (“Primero”) which was previously recognized as an investment in associate (notes 7(d) and 9(d)).

2.	BASIS OF PREPARATION
These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain disclosures included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the IASB have been condensed or omitted. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2013.
The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2013, except for the application of the following new interpretation and amendments to existing IFRSs, which were effective January 1, 2014:

•
IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets ("IAS 37"), clarifies that the obligating event, as defined by IAS 37, that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The Company has applied IFRIC 21 on a retrospective basis in compliance with the transitional requirements of IFRIC 21. The application of IFRIC 21 did not result in an adjustment to the Company's unaudited condensed interim consolidated financial statements.

•	Certain amendments to IFRSs as issued by the IASB. These amendments did not have a significant impact on the Company's unaudited condensed interim consolidated financial statements.
The Company has not early adopted any other amendment, standard or interpretation that has been issued by the IASB but is not yet effective.
The Company’s interim results are not necessarily indicative of its results for a full year.
Significant judgements and estimates
The Company’s management makes judgements in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed interim consolidated financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of the impacts of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The critical judgements

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Third Quarter Report – 2014
(In millions of United States dollars, except where noted)

and estimates applied in the preparation of the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2014 are consistent with those applied and disclosed in notes 5 and 6 to the Company’s audited consolidated financial statements for the year ended December 31, 2013.
Basis of consolidation
These unaudited condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries. The Company's presentation currency is the United States ("US") dollar. All amounts are expressed in millions of US dollars, unless otherwise stated. References to C$ are to Canadian dollars. The principal subsidiaries (mine sites and operating segments) of Goldcorp and their geographic locations at September 30, 2014 were as follows:

Direct parent company (mine sites and operating segments) (note 10)	Location	Ownership interest	Mining properties and development projects owned (note 7)
Red Lake Gold Mines Ontario Partnership (“Red Lake”)	Canada	100%	Red Lake and Campbell Complexes, and Cochenour project
Goldcorp Canada Ltd./Goldcorp Inc. (“Porcupine”)	Canada	100%	Porcupine mines
Goldcorp Canada Ltd./Goldcorp Inc. (“Musselwhite”)	Canada	100%	Musselwhite mine
Les Mines Opinaca Ltée (“Éléonore”)	Canada	100%	Éléonore project
Minera Peñasquito S.A. de C.V. and Camino Rojo S.A. de C.V. (“Peñasquito”)	Mexico	100%	Peñasquito mine, and Camino Rojo project
Desarrollos Mineros San Luis S.A. de C.V. (“Los Filos”)	Mexico	100%	Los Filos mine
Minas de la Alta Pimeria S.A. de C.V. (“El Sauzal”)	Mexico	100%	El Sauzal mine
Montana Exploradora de Guatemala S.A. (“Marlin”)	Guatemala	100%	Marlin mine
Wharf Resources (USA) Inc. (“Wharf”)	United States	100%	Wharf mine
Oroplata S.A. (“Cerro Negro”)	Argentina	100%	Cerro Negro project
Sociedad Contractual Minera El Morro (“El Morro”)	Chile	70.0%	El Morro project
Intercompany assets and liabilities, equity, income, expenses and cash flows between the Company and its subsidiaries are eliminated.
These unaudited condensed interim consolidated financial statements also include the following significant investments in associates that are accounted for using the equity method:

Associates (mine sites and operating segments) (notes 9 and 10)	Location	Ownership interest	Mining properties owned (note 7)
Minera Alumbrera Limited (“Alumbrera”)	Argentina	37.5%	Alumbrera mine
Pueblo Viejo Dominicana Corporation (“Pueblo Viejo”)	Dominican Republic	40.0%	Pueblo Viejo mine
Tahoe Resources Inc.	Guatemala	39.3%	Escobal mine

3.	CHANGES IN ACCOUNTING STANDARDS NOT YET EFFECTIVE
Revenue recognition
In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts; IAS 18 – Revenue; IFRIC 13 – Customer Loyalty Programmes; IFRIC 15 – Agreements for the Construction of Real Estate; IFRIC 18 – Transfers of Assets from Customers; and SIC 31 – Revenue – Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

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Third Quarter Report – 2014
(In millions of United States dollars, except where noted)

Financial instruments
In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments (“IFRS 9”) to replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking 'expected loss' impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.
Regulatory deferral accounts
In January 2014, the IASB issued a new interim standard, IFRS 14 – Regulatory Deferral Accounts (“IFRS 14”). IFRS 14 is intended to enhance the comparability of financial reporting by entities engaged in rate-regulated activities and is effective for annual periods beginning on or after January 1, 2016. IFRS 14 is not expected to be applicable to the Company.
Annual improvements
In September 2014, the IASB issued the Annual Improvements 2012-2014 cycle to make necessary but non-urgent amendments to existing IFRSs. The amendments are effective for annual periods beginning on or after July 1, 2016; however, these amendments are not expected to have a significant impact on the Company's consolidated financial statements.
In December 2013, the IASB issued the Annual Improvements 2010-2012 and 2011-2013 cycles to make necessary but non-urgent amendments to existing IFRSs. The amendments are effective for annual periods beginning on or after July 1, 2014; however, these amendments are not expected to have a significant impact on the Company's consolidated financial statements.

4.	DISCONTINUED OPERATION
On April 4, 2014, the Company, in conjunction with its joint venture partner, Barrick Gold Corporation ("Barrick"), completed the sale of their respective interests in the Marigold mine ("Marigold") to Silver Standard Resources Inc. for total consideration of $267 million in cash, after closing adjustments (Goldcorp's share – $184 million). The disposal of the Company's 66.7% interest in Marigold reflects the Company's ongoing strategy to focus on a portfolio of core assets. The Company recognized a loss on disposition of $4 million ($21 million after tax), calculated as follows:

Cash proceeds, net of transaction costs	$182
Net assets sold and derecognized:
Inventories and stockpiled ore	69
Other current assets	6
Mining interest	153
Accounts payable and accrued liabilities	(15)
Deferred income taxes	(9)
Provisions	(18)
186
Loss on disposition	(4)
Income tax expense on disposition, net	(17)
Net loss on disposition	$(21)

The results of the Company's 66.7% share of Marigold have been presented as net loss and cash flows from discontinued operation for the nine months ended September 30, 2014. The comparative net earnings and cash flows for the three and nine months ended September 30, 2013 have been re-presented to include those operations classified as discontinued in the current period. The components of net earnings (loss) from discontinued operation for the three and nine months ended September 30 are as follows:

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Third Quarter Report – 2014
(In millions of United States dollars, except where noted)

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Revenues	$—	$34	$28	$116
Mine operating costs	—	(28)	(26)	(86)
Earnings from mine operation	—	6	2	30
Corporate administration	—	—	—	—
Earnings from discontinued operation before taxes	—	6	2	30
Income tax (expense) recovery	—	(1)	4	(10)
Earnings from discontinued operation	—	5	6	20
Loss on disposition	—	—	(4)	—
Income tax expense on disposition, net	—	—	(17)	—
Net loss on disposition of discontinued operation	—	—	(21)	—
Net earnings (loss) from discontinued operation attributable to shareholders of Goldcorp Inc.	$—	$5	$(15)	$20
Net earnings (loss) per share from discontinued operation
Basic	$—	$0.01	$(0.02)	$0.02
Diluted	—	0.01	(0.02)	0.02

5.	PRODUCTION COSTS

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Raw materials and consumables	$225	$271	$725	$826
Salaries and employee benefits (a)	113	112	334	358
Contractors	107	97	298	293
Royalties	17	12	50	39
Revision in estimates and liabilities incurred on reclamation and closure cost obligations	—	—	16	—
Change in inventories (note 6)	29	(16)	(25)	(106)
Other	39	33	138	99
	$530	$509	$1,536	$1,509

(a)
Salaries and employee benefits excludes $23 million and $68 million of salaries and employee benefits included in corporate administration expense for the three and nine months ended September 30, 2014, respectively (three and nine months ended September 30, 2013 – $22 million and $60 million, respectively).

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Third Quarter Report – 2014
(In millions of United States dollars, except where noted)

6.	INVENTORIES AND STOCKPILED ORE

	At September 30 2014	At December 31 2013
Supplies	$247	$225
Finished goods	139	87
Work-in-process	46	27
Heap leach ore	410	349
Stockpiled ore (b)	200	180
	1,042	868
Less: non-current heap leach and stockpiled ore	(185)	(141)
	$857	$727

(a)
The costs of inventories recognized as expenses for the three and nine months ended September 30, 2014 amounted to $676 million and $1,914 million, respectively and are included in total mine operating costs (three and nine months ended September 30, 2013 – $634 million and $1,877 million, respectively).

(b)
The Company recognized an impairment expense of $55 million during the three and nine months ended September 30, 2014 on its non-current stockpiled ore. Of the total impairment expense, $41 million and $14 million was recognized as production costs and depreciation and depletion expense on the Condensed Interim Consolidated Statements of (Loss) Earnings, respectively.

7.	MINING INTERESTS

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (g)(h)	Investments in associates (note 9)	Total
Cost
At January 1, 2014	$7,690	$7,582	$8,170	$5,138	$2,210	$30,790
Expenditures on mining interests (b)(c)	359	505	2	643	—	1,509
Share of net earnings of associates	—	—	—	—	131	131
Disposition of investment in associate (d)	—	—	—	—	(175)	(175)
Dividends from associate	—	—	—	—	(105)	(105)
Transfers and other movements (e)	(43)	199	(209)	264	3	214
At September 30, 2014	8,006	8,286	7,963	6,045	2,064	32,364
Accumulated depreciation and depletion and impairment
At January 1, 2014	(2,929)	(234)	(1,188)	(1,301)		(5,652)
Depreciation and depletion (f)	(376)	—	—	(257)		(633)
Impairment charges (a) (note 8)	(17)	—	—	(2)		(19)
Transfers and other movements (e)	—	—	—	18		18
At September 30, 2014	(3,322)	(234)	(1,188)	(1,542)		(6,286)
Carrying amount – September 30, 2014	$4,684	$8,052	$6,775	$4,503	$2,064	$26,078

GOLDCORP    |  10

Third Quarter Report – 2014
(In millions of United States dollars, except where noted)

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (g)(h)	Investments in associates (note 9)	Total
Cost
At January 1, 2013	$7,395	$6,528	$8,506	$4,278	$2,663	$29,370
Expenditures on mining interests	530	652	3	880	49	2,114
Expenditures on mining interests classified as held for sale (note 4)	11	—	—	51	—	62
Reclassifications to mining interests classified as held for sale (note 4)	(273)	(18)	—	(195)	—	(486)
Share of net loss and impairment of associates	—	—	—	—	(395)	(395)
Dividends from associate	—	—	—	—	(108)	(108)
Transfers and other movements (e)	27	420	(339)	124	1	233
At December 31, 2013	7,690	7,582	8,170	5,138	2,210	30,790
Accumulated depreciation and depletion and impairment
At January 1, 2013	(1,942)	—	—	(863)		(2,805)
Depreciation and depletion	(409)	—	—	(300)		(709)
Depreciation and depletion relating to mining interests classified as held for sale (note 4)	(13)	—	—	(12)		(25)
Reclassifications to mining interests classified as held for sale (note 4)	187	8	—	139		334
Impairment charges	(747)	(242)	(1,188)	(318)		(2,495)
Transfers and other movements (e)	(5)	—	—	53		48
At December 31, 2013	(2,929)	(234)	(1,188)	(1,301)		(5,652)
Carrying amount – December 31, 2013	$4,761	$7,348	$6,982	$3,837	$2,210	$25,138

GOLDCORP    |  11

Third Quarter Report – 2014
(In millions of United States dollars, except where noted)

A summary by property of the carrying amount of mining interests is as follows:

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (g)(h)	At September 30 2014	At December 31 2013
Red Lake (i)	$735	$1,065	$723	$484	$3,007	$2,906
Porcupine	396	64	—	137	597	573
Musselwhite	184	4	111	227	526	537
Éléonore (b)	—	1,858	—	1,079	2,937	2,358
Peñasquito (b)(i)	2,403	943	4,267	959	8,572	8,624
Los Filos	562	36	—	174	772	786
El Sauzal (a)	1	—	—	—	1	31
Marlin	372	71	32	132	607	654
Cerro Blanco	—	47	—	1	48	49
Wharf	31	—	—	16	47	45
Cerro Negro (b)	—	2,632	1,520	1,173	5,325	4,825
El Morro (b)	—	1,332	112	18	1,462	1,439
Corporate and Other	—	—	10	103	113	101
	$4,684	$8,052	$6,775	$4,503	$24,014	$22,928
Investments in associates (note 9)
Alumbrera					81	172
Pueblo Viejo					1,617	1,528
Other (d)					366	510
					2,064	2,210
					$26,078	$25,138

(a)
During the three and nine months ended September 30, 2014, the Company recognized an impairment charge of $19 million, before tax ($13 million, net of tax) (note 8), against the carrying amount of El Sauzal's mining interest.

(b)	Includes capitalized borrowing costs incurred during the three and nine months ended September 30 as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Éléonore	$12	$7	$34	$17
Camino Rojo (i)	1	2	5	5
Cerro Negro	15	11	44	30
El Morro	3	4	11	11
	$31	$24	$94	$63
The Company's borrowings eligible for capitalization include the Company’s $1.0 billion notes (the "$1.0 billion Notes"), $1.5 billion notes (the "$1.5 billion Notes"), $863 million convertible senior notes (the "Convertible Notes"), the $2.0 billion revolving credit facility (collectively, "general borrowings"), and certain financing arrangements held by Cerro Negro (note 13(c)(iii)).
The amount of general borrowing costs capitalized were determined by applying the weighted average cost of borrowings during the three and nine months ended September 30, 2014 of 4.29% and 4.69%, respectively (three and nine months ended September 30, 2013 – 5.03% and 5.44%, respectively), proportionately to the accumulated qualifying expenditures on mining interests. Of the $32 million and $95 million of interest incurred including accretion on the Company's general borrowings during the three and nine months ended September 30, 2014, respectively (three and nine months ended September 30, 2013 – $30 million and $76 million, respectively), $28 million and $85 million, respectively (three and nine months ended September 30, 2013 – $22 million and $56 million, respectively),

GOLDCORP    |  12

Third Quarter Report – 2014
(In millions of United States dollars, except where noted)

was capitalized, with the remainder recognized as finance costs in the Condensed Interim Consolidated Statements of (Loss) Earnings. For the three and nine months ended September 30, 2014, all of the borrowing costs incurred by the Company on the financing arrangements held by Cerro Negro of $3 million and $9 million, respectively (three and nine months ended September 30, 2013 – $2 million and $7 million, respectively), were capitalized.

(c)
During the three and nine months ended September 30, 2014, the Company incurred $47 million and $108 million, respectively (three and nine months ended September 30, 2013 – $40 million and $116 million, respectively), in exploration and evaluation expenditures, of which $35 million and $79 million, respectively (three and nine months ended September 30, 2013 – $31 million and $82 million, respectively), has been capitalized and included in expenditures on mining interests. The remaining $12 million and $29 million, respectively (three and nine months ended September 30, 2013 – $9 million and $34 million, respectively), were expensed.

(d)
On March 26, 2014, the Company disposed of its interest in Primero to a syndicate of underwriters for gross proceeds of $201 million (C$224 million) and recognized a gain of $18 million, net of tax and selling costs of $8 million (note 9(d)).

(e)
Transfers and other movements primarily represent the conversion of reserves, resources and exploration potential within mining interests, deposits on mining interest expenditures, capitalized reclamation and closure costs, capitalized depreciation, and dispositions of mining properties during the period.

(f)
Depreciation and depletion expensed for the three and nine months ended September 30, 2014 was $192 million and $541 million, respectively (three and nine months ended September 30, 2013 – $158 million and $463 million, respectively), as compared to total depreciation and depletion of $231 million and $633 million, respectively (three and nine months ended September 30, 2013 – $165 million and $503 million, respectively), due to the capitalization of depreciation of $12 million and $38 million, respectively (three and nine months ended September 30, 2013 – $11 million and $34 million, respectively), relating to development projects and movements in amounts allocated to work-in-progress inventories and stockpiled ore of $27 million and $54 million, respectively (three and nine months ended September 30, 2013 – $(4) million and $6 million, respectively).

(g)
At September 30, 2014, assets under construction, and therefore not yet being depreciated, included in the carrying amount of plant and equipment amounted to $1,973 million (December 31, 2013 – $1,488 million).

(h)	At September 30, 2014, finance leases included in the carrying amount of plant and equipment amounted to $70 million (December 31, 2013 – $75 million).

(i)
The Company’s 100% interests in the Cochenour gold project in Canada and the Camino Rojo gold project in Mexico are included in the carrying amounts of the Red Lake and Peñasquito mining properties, respectively.

8.	IMPAIRMENT
The recoverable amounts of the Company's cash generating units ("CGUs"), which include mining properties, plant and equipment (note 7), and allocated goodwill, are determined on an annual basis, or where facts and circumstances provide impairment indicators. The recoverable amounts are based on each CGU's future after-tax cash flows expected to be derived from the Company's mining properties and represent each CGU's fair value less costs to sell ("FVLCTS"), which is estimated using assumptions classified as Level 3 in the fair value hierarchy. These assumptions include future metal prices; production based on current estimates of recoverable reserves and resources and exploration potential; future operating costs and non-expansionary capital expenditures; inflation; and long-term foreign exchange rates. Metal pricing assumptions included in the cash flow projections are based on historical volatility and consensus analyst pricing which remain unchanged from the December 31, 2013 year end. The projected cash flows are discounted using the Company's after-tax discount rate of 5%.

GOLDCORP    |  13

Third Quarter Report – 2014
(In millions of United States dollars, except where noted)

The impairment expense recognized in respect of the Company's CGUs for the three and nine months ended September 30 are:

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Mining Interests
El Sauzal (a)	$19	$—	$19	$—
Peñasquito	—	—	—	2,144
Cerro Blanco	—	—	—	131
	19	—	19	2,275
Goodwill
Peñasquito	—	—	—	283
	$19	$—	$19	$2,558

a)
During the three months ended September 30, 2014, the Company suspended mining operations at El Sauzal after experiencing instability of the pit wall and crest of the Trini pit. The impact of the pit wall instability on El Sauzal's operations was evaluated during the quarter and it was deemed unsafe and uneconomical to continue mining the remainder of the high grade ore at the bottom of the Trini Pit, which resulted in the acceleration of the mine closure plan and a decrease in the recoverable ounces and associated future after-tax cash flows to be generated over the remaining life of mine. Consequently, the Company recorded an impairment against mining interests of $19 million ($13 million, net of tax) at September 30, 2014. Of the total impairment, $17 million and $2 million were applied to depletable reserves and resources and property, plant and equipment, respectively.

9.	INVESTMENTS IN ASSOCIATES
At September 30, 2014, the Company had a 37.5% interest in Alumbrera, a 40.0% interest in Pueblo Viejo, and a 39.3% interest in Tahoe. These investments are accounted for using the equity method and included in mining interests (note 7). The Company adjusts each associate’s financial results, where appropriate, to give effect to uniform accounting policies.

	Alumbrera	Pueblo Viejo (e)(f)	Other (a)(b)(d)	Total
Carrying amount – at January 1, 2014	$172	$1,528	$510	$2,210
Dividends from associate	(105)	—	—	(105)
Company’s share of net earnings of associates (c)(e)	14	86	31	131
Disposition of investment in associate (d)	—	—	(175)	(175)
Other	—	3	—	3
Carrying amount – at September 30, 2014	$81	$1,617	$366	$2,064
Carrying amount – at January 1, 2013	$575	$1,546	$542	$2,663
Expenditures and investments	—	49	—	49
Dividends from associate	(108)	—	—	(108)
Impairment of investments in associates	(276)	—	(19)	(295)
Company’s share of net loss of associates	(19)	(66)	(15)	(100)
Other	—	(1)	2	1
Carrying amount – at December 31, 2013	$172	$1,528	$510	$2,210
Summarized financial information for the Company's investments in Alumbrera and Pueblo Viejo, on a 100% basis and reflecting adjustments made by the Company, including fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies, is as follows:

GOLDCORP    |  14

Third Quarter Report – 2014
(In millions of United States dollars, except where noted)

Three months ended September 30, 2014	Alumbrera	Pueblo Viejo (c)
Revenues	$212	$376
Production costs	(190)	(141)
Depreciation and depletion	(18)	(72)
Earnings from mine operations (g)	4	163
Net (loss) earnings of associates (g)	(12)	26
The Company's equity share of net (loss) earnings of associates	$(4)	$10
Three months ended September 30, 2013
Revenues	$317	$280
Production costs	(178)	(123)
Depreciation and depletion	(73)	(40)
Earnings from mine operations (g)	66	117
Net earnings (loss) of associates (g)	32	(419)
The Company’s equity share of net earnings (loss) of associates	$12	$(168)

Nine months ended September 30, 2014	Alumbrera	Pueblo Viejo (c)
Revenues	$780	$1,123
Production costs	(581)	(436)
Depreciation and depletion	(56)	(206)
Earnings from mine operations (g)	143	481
Net earnings of associates (g)	37	215
The Company's equity share of net earnings of associates	$14	$86
Nine months ended September 30, 2013
Revenues	$782	$819
Production costs	(494)	(313)
Depreciation and depletion	(157)	(93)
Earnings from mine operations (g)	131	413
Net earnings (loss) of associates (g)	37	(282)
The Company’s equity share of net earnings (loss) of associates	$14	$(113)

GOLDCORP    |  15

Third Quarter Report – 2014
(In millions of United States dollars, except where noted)

At September 30, 2014	Alumbrera	Pueblo Viejo
Current assets	$383	$819
Non-current assets	327	6,740
	710	7,559
Current liabilities	214	841
Non-current liabilities	281	2,676
	495	3,517
Net assets	215	4,042
The Company's equity share of net assets of associates	$81	$1,617
At December 31, 2013
Current assets	$688	$556
Non-current assets	1,318	6,975
	2,006	7,531
Current liabilities	262	664
Non-current liabilities	550	3,047
	812	3,711
Net assets	1,194	3,820
The Company’s share of net assets of associates	448	1,528
Impairment of investment in associate	(276)	—
The Company’s equity share of net assets of associates	$172	$1,528
The Company’s equity share of cash flows of Alumbrera and Pueblo Viejo are as follows:

Three months ended September 30, 2014	Alumbrera	Pueblo Viejo
Net cash provided by operating activities	$12	$51
Net cash provided by (used in) investing activities	3	(3)
Net cash used in financing activities	(14)	(20)
Three months ended September 30, 2013
Net cash provided by operating activities	$51	$39
Net cash used in investing activities	(20)	(7)
Net cash (used in) provided by financing activities	(27)	17

Nine months ended September 30, 2014	Alumbrera	Pueblo Viejo
Net cash provided by operating activities	$97	$175
Net cash provided by (used in) investing activities	10	(31)
Net cash used in financing activities	(99)	(41)
Nine months ended September 30, 2013
Net cash provided by operating activities	$91	$108
Net cash used in investing activities	(160)	(86)
Net cash (used in) provided by financing activities	(71)	46

(a)	The quoted market value of the Company’s investment in Tahoe at September 30, 2014 was $1.2 billion, based on the closing share price of Tahoe.

(b)	On January 14, 2014, Tahoe announced that the Escobal mine in Guatemala achieved commercial production effective January 1, 2014.

(c)
During the three months ended June 30, 2014, as a result of an agreement reached to sell a power-related asset for proceeds that exceeded its carrying value, Pueblo Viejo recognized a reversal of $16 million after tax (Goldcorp's share – $6 million) of impairment expense previously recognized on the asset during the year ended December 31, 2012. The sale of the power asset was finalized

GOLDCORP    |  16

Third Quarter Report – 2014
(In millions of United States dollars, except where noted)

during the three months ended September 30, 2014 resulting in a $9 million after tax (Goldcorp's share – $4 million) loss on sale during the three months ended September 30, 2014.

(d)
On March 26, 2014, the Company disposed of its interest in Primero to a syndicate of underwriters for gross proceeds of $201 million (C$224 million) and recognized a gain of $18 million, net of tax and selling costs of $8 million (note 7(d)). The Company's share of Primero's net earnings for the period January 1, 2014 to the date of disposition, were included in the Company's consolidated results for the nine months ended September 30, 2014.

(e)
During the three months ended September 30, 2013, Pueblo Viejo reached an agreement with the Government of the Dominican Republic concerning amendments to the Special Lease Agreement ("SLA") for the Pueblo Viejo mine. The amendments to the SLA were substantively enacted and set out revised fiscal terms and clarified various administrative and operational matters. These amendments included the following items: elimination of a 10% return embedded in the initial capital investment for purposes of the net profits tax ("NPI"); an extension of the period over which Pueblo Viejo will recover its capital investment; a delay of application of NPI deductions; a reduction of depreciation rates; and the establishment of a graduated minimum tax. The graduated tax will be adjusted up or down based on metal prices. The agreement also included the following broad parameters consistent with the SLA: corporate income tax rate of 25%; net smelter royalty of 3.2%; and a NPI of 28.8%. Management's best estimate of the tax impact of the amendments was a $187 million charge, which was recognized in the Company's share of net loss of associates during the three months ended September 30, 2013, comprised of current and deferred taxes. The estimate was finalized in the fourth quarter of 2013.

(f)
In June 2009, the Company entered into a $400 million shareholder loan agreement with Pueblo Viejo with a term of fifteen years. In April 2012, additional funding of $300 million was issued to Pueblo Viejo with a term of twelve years. Both loans bear interest at 95% of LIBOR plus 2.95% payable semi-annually in arrears on February 28 and August 31 of each year. With the consent of the Company, repayments of interest and principal may be deferred for a period of up to three years. The carrying amount of the loans are included as part of the carrying amount of the Company's investment in Pueblo Viejo. At September 30, 2014, the carrying amount of the loans was $700 million and included in other assets was $43 million of interest receivable.

(g)
The net expense, which reconciles earnings from mine operations to net (loss) earnings of Alumbrera and Pueblo Viejo, for the three and nine months ended September 30, 2014 and 2013 is comprised primarily of finance costs and income taxes.

GOLDCORP    |  17

Third Quarter Report – 2014
(In millions of United States dollars, except where noted)

10.	SEGMENTED INFORMATION
Operating results of operating segments are reviewed by the Company's chief operating decision maker to make decisions about resources to be allocated to the segments and assess their performance. Significant information relating to the Company’s reportable operating segments is summarized in the table below:

	Revenues (c)(d)		Depreciation and depletion		Earnings (loss) from operations and associates (d)(e)		Expenditures on mining interests (h)
	Three Months Ended September 30
	2014	2013	2014	2013	2014	2013	2014	2013
Red Lake (a)	$125	$148	$28	$26	$41	$49	$65	$55
Porcupine	87	98	11	13	31	40	19	21
Musselwhite	81	75	14	12	23	19	11	19
Éléonore	—	—	—	—	—	—	158	161
Peñasquito (a)	361	315	78	41	15	55	87	56
Los Filos	86	98	13	13	30	37	11	13
El Sauzal (note 8)	12	30	4	9	(30)	2	—	—
Marlin	87	107	38	37	(3)	18	19	15
Cerro Blanco	—	—	—	—	—	—	—	—
Wharf	20	24	1	1	5	5	1	4
Alumbrera (f)(g)(i)	79	119	7	28	2	25	20	20
Cerro Negro	—	—	—	—	—	—	97	136
El Morro	—	—	—	—	—	—	7	13
Pueblo Viejo (f)(g)	150	112	29	16	60	46	12	9
Other (b)	—	—	5	6	(60)	(71)	13	10
Attributable segment total for continuing operations (f)(g)	1,088	1,126	228	202	114	225	520	532
Alumbrera (f)(g)(i)	(79)	(119)	(7)	(28)	(6)	(13)	(20)	(20)
Pueblo Viejo (f)(g)	(150)	(112)	(29)	(16)	(50)	(214)	(12)	(9)
Consolidated segment total for continuing operations	859	895	192	158	58	(2)	488	503
Consolidated segment total for discontinued operation (note 4)	—	34	—	5	—	6	—	13
Consolidated segment total	$859	$929	$192	$163	$58	$4	$488	$516

GOLDCORP    |  18

Third Quarter Report – 2014
(In millions of United States dollars, except where noted)

	Revenues (c)(d)		Depreciation and depletion		Earnings (loss) from operations and associates (d)(e)		Expenditures on mining interests (h)
	Nine Months Ended September 30
	2014	2013	2014	2013	2014	2013	2014	2013
Red Lake (a)	$373	$533	$81	$78	$112	$249	$175	$177
Porcupine	263	300	36	41	79	103	56	70
Musselwhite	256	254	43	36	82	72	32	61
Éléonore	—	—	—	—	—	—	535	420
Peñasquito (a) (note 8)	1,147	800	203	121	226	(2,376)	162	165
Los Filos	250	344	41	45	77	149	38	99
El Sauzal (note 8)	48	86	12	24	(32)	6	—	1
Marlin	264	336	109	103	(5)	76	57	50
Cerro Blanco (note 8)	—	—	—	—	—	(131)	—	6
Wharf	62	64	3	3	20	21	3	10
Alumbrera (f)(g)(i)	292	293	21	59	53	49	39	61
Cerro Negro	—	—	—	—	—	—	401	380
El Morro	—	—	—	—	—	—	24	41
Pueblo Viejo (f)(g)	449	328	82	37	197	162	40	88
Other (b)	—	—	13	12	(178)	(207)	26	23
Attributable segment total for continuing operations (f)(g)	3,404	3,338	644	559	631	(1,827)	1,588	1,652
Alumbrera (f)(g)(i)	(292)	(293)	(21)	(59)	(39)	(35)	(39)	(61)
Pueblo Viejo (f)(g)	(449)	(328)	(82)	(37)	(111)	(275)	(40)	(59)
Consolidated segment total for continuing operations	2,663	2,717	541	463	481	(2,137)	1,509	1,532
Consolidated segment total for discontinued operation (note 4)	28	116	—	15	2	30	1	55
Consolidated segment total	$2,691	$2,833	$541	$478	$483	$(2,107)	$1,510	$1,587

GOLDCORP    |  19

Third Quarter Report – 2014
(In millions of United States dollars, except where noted)

	Total Assets
	At September 30 2014	At December 31 2013
Red Lake (a)	$3,659	$3,736
Porcupine	658	679
Musselwhite	584	635
Éléonore	3,076	2,491
Peñasquito (a)	9,369	9,414
Los Filos	1,474	1,456
El Sauzal	28	60
Marlin	716	850
Cerro Blanco	48	50
Wharf	82	77
Alumbrera	81	172
Cerro Negro	6,663	6,119
El Morro	1,504	1,484
Pueblo Viejo	1,617	1,528
Marigold (note 4)	—	227
Other (b)	659	586
Total	$30,218	$29,564

	Total Liabilities
	At September 30 2014	At December 31 2013
Red Lake (a)	$96	$97
Porcupine	259	241
Musselwhite	80	77
Éléonore	552	541
Peñasquito (a)	3,087	3,031
Los Filos	262	258
El Sauzal	54	78
Marlin	183	183
Cerro Blanco	9	9
Wharf	46	38
Alumbrera	—	—
Cerro Negro	1,593	1,618
El Morro	461	467
Pueblo Viejo	—	—
Marigold (note 4)	—	44
Other (b)	3,850	3,124
Total	$10,532	$9,806

(a)	The Company’s 100% interests in the Cochenour gold project in Canada and the Camino Rojo gold project in Mexico are included in the Red Lake and Peñasquito reportable operating segments, respectively.

(b)
Other includes corporate activities and the Company’s share of net earnings (loss) of Tahoe and the Company's share of net earnings (loss) of Primero from January 1, 2014 to March 26, 2014 (note 7(d)), certain exploration properties in Mexico and corporate assets which have not been allocated to the above segments. Total corporate assets and liabilities at September 30, 2014 were $283 million

GOLDCORP    |  20

Third Quarter Report – 2014
(In millions of United States dollars, except where noted)

and $3,850 million, respectively (December 31, 2013 – $68 million and $3,124 million, respectively). At September 30, 2014, the Company's Mexican exploration properties had a carrying amount of $10 million (December 31, 2013 – $8 million).

(c)
The Company’s principal product is gold doré with the refined gold bullion sold primarily in the London spot market. Concentrate produced at Peñasquito and Alumbrera, containing both gold and by-product metals, is sold to third party refineries.

The Company’s consolidated revenues from continuing operations (excluding attributable share of revenues from associates) for the three and nine months ended September 30 are as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Gold	$641	$685	$1,966	$2,142
Silver	120	139	420	388
Zinc	70	43	190	116
Lead	27	26	79	64
Copper	1	2	8	7
	$859	$895	$2,663	$2,717
The Company's reportable operating segments (including attributable share of revenues from associates) principally derived their revenue from gold sales other than segments identified in the following table:

Three Months Ended September 30		Peñasquito	Marlin	Alumbrera	Pueblo Viejo
Gold	2014	$176	$56	$27	$142
	2013	$145	$69	$44	$108
Silver	2014	87	31	1	8
	2013	99	38	2	4
Zinc	2014	70	—	—	—
	2013	43	—	—	—
Lead	2014	27	—	—	—
	2013	26	—	—	—
Copper	2014	1	—	49	—
	2013	2	—	69	—
Molybdenum	2014	—	—	2	—
	2013	—	—	4	—
Total	2014	$361	$87	$79	$150
	2013	$315	$107	$119	$112

GOLDCORP    |  21

Third Quarter Report – 2014
(In millions of United States dollars, except where noted)

Nine Months Ended September 30		Peñasquito	Marlin	Alumbrera	Pueblo Viejo
Gold	2014	$556	$167	$101	$426
	2013	$352	$216	$110	$315
Silver	2014	314	97	5	23
	2013	261	120	8	13
Zinc	2014	190	—	—	—
	2013	116	—	—	—
Lead	2014	79	—	—	—
	2013	64	—	—	—
Copper	2014	8	—	179	—
	2013	7	—	167	—
Molybdenum	2014	—	—	7	—
	2013	—	—	8	—
Total	2014	$1,147	$264	$292	$449
	2013	$800	$336	$293	$328

(d)	Intersegment sales and transfers are eliminated in the above information reported to the Company’s chief operating decision maker.

(e)
The net expenses of $19 million and $42 million for the three and nine months ended September 30, 2014, respectively (three and nine months ended September 30, 2013 – net expenses of $9 million and net earnings of $24 million, respectively), which reconciles the Company’s earnings of $58 million and $481 million from operations and associates, respectively (three and nine months ended September 30, 2013 – loss of $2 million and $2,137 million, respectively), to the Company’s earnings from continuing operations before taxes of $39 million and $439 million, respectively (three and nine months ended September 30, 2013 – loss of $11 million and $2,113 million, respectively), mainly arose from corporate activities that would be primarily allocated to the Other reportable operating segment, except for the net foreign exchange gain of $3 million and loss of $22 million, respectively (three and nine months ended September 30, 2013 – net loss of $14 million and $37 million, respectively), which is included in other expenses, that would be primarily allocated to the Cerro Negro, Éléonore, Los Filos, Red Lake and Other segments.

(f)
The attributable segment total of earnings (loss) from operations and associates eliminates certain non-operating expenses (income), including finance costs and income taxes that are included in Alumbrera and Pueblo Viejo’s net equity earnings on a consolidated basis.

(g)
The Company includes certain Alumbrera and Pueblo Viejo operating results and expenditures on mining interests on a proportionate basis instead of on an equity basis in its attributable segment totals for segmented information disclosure purposes, consistent with how the operating results are reported to the Company's chief operating decision maker.

(h)
Segmented expenditures on mining interests include capitalized borrowing costs, are net of investment tax credits, exclude additions to reclamation assets arising from changes in estimates, and are presented on an accrual basis. Expenditures on mining interests and interest paid in the Condensed Interim Consolidated Statements of Cash Flows are presented on a cash basis. For the three and nine months ended September 30, 2014, the change in accrued expenditures and investment tax credits was a decrease of $2 million and an increase of $28 million, respectively (three and nine months ended September 30, 2013 – an increase of $6 million and $72 million, respectively).

(i)
On September 17, 2014, the Argentine government enacted a law which seeks to protect consumers, stem job losses and ensure a steady supply of goods. The new law gives the government broad discretionary powers to control the economy and business decisions of private enterprise. The scope of the legislation is wide and covers all “economic activities” involving goods and services which may satisfy the welfare of the Argentines. It is possible that the new law could extend to the mining industry.

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Third Quarter Report – 2014
(In millions of United States dollars, except where noted)

11.	DEBT FINANCING

	At September 30 2014	At December 31 2013
$1.0 billion notes (a)
$550 million 7-year notes	$545	$—
$450 million 30-year notes	443	—
	988	—
$1.5 billion notes
$500 million 5-year notes	496	495
$1.0 billion 10-year notes	988	987
	1,484	1,482
$863 million convertible senior notes (b)	—	832
	2,472	2,314
Less: current portion of debt financing	—	(832)
	$2,472	$1,482

(a)
On June 9, 2014, the Company issued the $1.0 billion Notes, consisting of $550 million in 7-year notes with a coupon rate of 3.625% (the "2021 Notes") and $450 million in 30-year notes with a coupon rate of 5.45% (the "2044 Notes"), which mature on June 9, 2021 and June 9, 2044, respectively. The Company received total proceeds of $988 million from the issuance, net of transaction costs. The $1.0 billion Notes are unsecured and interest is payable semi-annually in arrears on June 9 and December 9 of each year, beginning on December 9, 2014. The 2021 Notes and 2044 Notes are callable at anytime by the Company prior to maturity, subject to make-whole provisions. The carrying amounts of the 2021 Notes and the 2044 Notes will be accreted to the face value over their respective terms using annual effective interest rates of 3.75% and 5.49%, respectively.

(b)	Upon maturity on August 1, 2014, the Company repaid the $863 million of outstanding principal on the Convertible Notes.

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Third Quarter Report – 2014
(In millions of United States dollars, except where noted)

12.	INCOME TAXES

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Current income tax (recovery) expense	$(34)	$(39)	$132	$76
Deferred income tax expense (recovery)	117	28	55	(549)
Income tax expense (recovery)	$83	$(11)	$187	$(473)
Income tax expense (recovery) differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings (loss) from continuing operations before taxes. These differences result from the following items:

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Earnings (loss) from continuing operations before taxes	$39	$(11)	$439	$(2,113)
Canadian federal and provincial income tax rates	25%	25%	25%	25%
Income tax expense (recovery) based on Canadian federal and provincial income tax rates	10	(2)	110	(528)
Increase (decrease) attributable to:
Impact of foreign exchange on deferred income tax assets and liabilities	85	9	167	66
Other impacts of foreign exchange	(11)	(7)	(66)	(12)
Mexican mining royalty tax	3	—	14	—
Non-deductible expenditures	10	5	27	15
Effects of different foreign statutory tax rates on earnings of subsidiaries	(17)	(19)	(36)	(27)
Non-taxable mark-to-market gains on the Convertible Notes	—	(2)	—	(13)
Non-deductible (taxable) portion of net loss (earnings) from associates	(3)	39	(33)	25
Impact of Mexican inflation on tax values	(7)	(5)	(10)	(12)
Impact of impairment on mining interests	—	—	—	(32)
Non-deductible impairment charges to goodwill	—	—	—	71
Other	13	(29)	14	(26)
	$83	$(11)	$187	$(473)
In December 2013, the Mexican President passed a bill that increases the effective tax rate applicable to the Company’s Mexican operations. The law is effective January 1, 2014 and increases the future corporate income tax rate to 30%, creates a 10% withholding tax on dividends paid to non-resident shareholders (subject to any reduction by an Income Tax Treaty) and creates a new Extraordinary Mining Duty equal to 0.5% of gross revenues from the sale of gold, silver, and platinum. In addition, the law requires taxpayers with mining concessions to pay a new 7.5% Special Mining Duty. The Extraordinary Mining Duty and Special Mining Duty will be tax deductible for income tax purposes. The Special Mining Duty will generally be applicable to earnings before income tax, depreciation, depletion, amortization, and interest. In calculating the Special Mining Duty there will be no deductions related to development type costs but exploration and prospecting costs are deductible when incurred.

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Third Quarter Report – 2014
(In millions of United States dollars, except where noted)

13.	FINANCIAL INSTRUMENTS

(a)	Financial assets and liabilities classified as at fair value through profit or loss (“FVTPL”)
The Company’s financial assets and liabilities classified as at FVTPL are as follows:

	At September 30 2014	At December 31 2013
Current derivative assets (1)
Foreign currency, heating oil, copper, lead, and zinc contracts	$41	$41
Non-current derivative assets (1)
Foreign currency contracts	$3	$1
Current derivative liabilities
Foreign currency, heating oil, copper, lead, and zinc contracts	$(46)	$(43)
Non-financial contract to sell silver to Silver Wheaton (i)	—	(13)
Conversion feature of the Convertible Notes	—	(1)
	$(46)	$(57)
Non-current derivative liabilities (2)
Foreign currency contracts	$(4)	$—

(1)	Included in other current and non-current assets on the Condensed Interim Consolidated Balance Sheets.

(2)	Included in other non-current liabilities on the Condensed Interim Consolidated Balance Sheets.
In addition, accounts receivable arising from sales of metal concentrates have been designated and classified as at FVTPL by the Company as follows:

	At September 30 2014	At December 31 2013
Arising from sales of metal concentrates – classified as at FVTPL	$248	$254
Not arising from sales of metal concentrates – classified as loans and receivables	201	215
Accounts receivable	$449	$469
The net (losses) gains on derivatives for the three and nine months ended September 30 were comprised of the following:

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Realized gains (losses)
Foreign currency, heating oil, copper, lead, and zinc contracts	$1	$5	$(1)	$21
Non-financial contract to sell silver to Silver Wheaton (i)	(1)	(1)	(3)	(8)
	—	4	(4)	13
Unrealized (losses) gains
Foreign currency, heating oil, copper, lead, and zinc contracts	(15)	2	(5)	(8)
Non-financial contract to sell silver to Silver Wheaton (i)	—	(3)	2	23
Conversion feature of the Convertible Notes	1	5	1	51
	(14)	4	(2)	66
	$(14)	$8	$(6)	$79

(i)	Non-financial contract to sell silver to Silver Wheaton
During the three months ended September 30, 2014, the Company completed the delivery of the remaining ounces under its commitment to deliver 1.5 million ounces of silver to Silver Wheaton at a fixed price per ounce during each of the four contract years ending on August 5, 2014. At December 31, 2013, management estimated that the fair value of the Company’s commitment to deliver

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Third Quarter Report – 2014
(In millions of United States dollars, except where noted)

the remaining 0.9 million ounces was $13 million. The fair value was estimated as the difference between the silver forward market price ranging from $19.38 to $19.44 per ounce for the remainder of the contract period, and the fixed price of $4.04 per ounce, receivable from Silver Wheaton, subject to an annual adjustment for inflation, multiplied by the remaining ounces to be delivered.

(b)	Financial assets designated as available-for-sale
The Company’s investments in marketable securities (included in other current assets) and investments in securities are designated as available-for-sale. The unrealized (losses) gains on available-for-sale investments recognized in other comprehensive (loss) income (“OCI”) for the three and nine months ended September 30 are as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Mark-to-market (losses) gains on available-for-sale securities	$(11)	$16	$14	$(59)
Deferred income tax recovery (expense) in OCI	1	(2)	(2)	7
Unrealized (losses) gains on securities, net of tax	(10)	14	12	(52)
Reclassification adjustment for impairment losses included in net (loss) earnings, net of tax of $nil for the three and nine months ended September 30, 2014, respectively (three and nine months ended September 30, 2013 – $1 million and $2 million, respectively)	1	2	2	15
Reclassification adjustment for realized gains on disposition of available-for-sale securities recognized in net (loss) earnings, net of tax of $1 million for the three and nine months ended September 30, 2014, respectively (three and nine months ended September 30, 2013 – $nil and $1 million, respectively)	(5)	—	(10)	(1)
	$(14)	$16	$4	$(38)

(c)	Fair value information

(i)	Fair value measurements of financial assets and liabilities recognized on the Condensed Interim Consolidated Balance Sheets
The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:
Level 1 – quoted prices in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
Level 3 – inputs for the asset or liability that are not based on observable market data.
The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the Condensed Interim Consolidated Balance Sheets at fair value on a recurring basis are categorized as follows:

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Third Quarter Report – 2014
(In millions of United States dollars, except where noted)

	At September 30, 2014		At December 31, 2013
	Level 1	Level 2	Level 1	Level 2
Cash and cash equivalents (note 16)	$376	$—	$625	$—
Marketable securities (1)	5	10	5	—
Accounts receivable arising from sales of metal concentrates (note 13(a))	—	248	—	254
Investments in securities	65	—	77	—
Current derivative assets (note 13(a))	—	41	—	41
Non-current derivative assets (note 13(a))	—	3	—	1
Current derivative liabilities (note 13(a))	—	(46)	—	(57)
Non-current derivative liabilities (note 13(a))	—	(4)	—	—

(1)	Included in other current assets on the Condensed Interim Consolidated Balance Sheets.
At September 30, 2014 and December 31, 2013, there were no financial assets and liabilities measured and recognized at fair value on a non-recurring basis.
The Company’s policy for determining when a transfer occurs between levels in the fair value hierarchy is to assess the impact at the date of the event or the change in circumstances that could result in a transfer. There were no transfers between Level 1 and Level 2 during the three and nine months ended September 30, 2014.
At September 30, 2014 and December 31, 2013, there were no financial assets or liabilities measured and recognized on the Condensed Interim Consolidated Balance Sheets at fair value that would be categorized as Level 3 in the fair value hierarchy. During the three months ended September 30, 2014 and the year ended December 31, 2013, certain mining interests and goodwill related to certain CGUs were assessed as impaired and written down to their recoverable amounts, being their FVLCTS, including Marigold which was classified as an asset held for sale at December 31, 2013 and measured at the lower of its carrying amount and FVLCTS, being FVLCTS. Valuation techniques and inputs used in the calculation of these fair value based amounts are categorized as Level 3 in the fair value hierarchy (note 8).

(ii)	Valuation methodologies for Level 2 financial assets and liabilities
Accounts receivable arising from sales of metal concentrates:
The Company’s metal concentrate sales contracts are subject to provisional pricing with the selling price adjusted at the end of the quotational period. At each reporting date, the Company’s accounts receivable on these contracts are marked-to-market based on a quoted forward price for which there exists an active commodity market (note 13(a)).
Current and non-current derivative assets and liabilities:
At September 30, 2014, the Company’s current and non-current derivative assets and liabilities are comprised of commodity and currency forward and option contracts (note 13(a)). The fair values of the forward contracts are calculated using discounted contractual cash flows based on quoted forward curves and discount rates incorporating LIBOR and the applicable yield curve. The fair values of the option contracts are calculated using an option pricing model which utilizes a combination of quoted prices and market-derived inputs, including volatility estimates and option-adjusted credit spreads.

(iii)	Fair values of financial assets and liabilities not already measured and recognized at fair value on the Condensed Interim Consolidated Balance Sheets
At September 30, 2014, the carrying amounts of money market investments, accounts receivable not arising from sales of metal concentrates, accounts payable, accrued liabilities, and certain short-term financing arrangements included in other current liabilities are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments.
$1.0 billion Notes:
The initial recognition amount of the $1.0 billion Notes has been accreted from June 9, 2014 to September 30, 2014 based on annual effective interest rates of 3.75% and 5.49% for the 2021 Notes and the 2044 Notes, respectively (note 11(a)). At September 30, 2014, the fair value of the $1.0 billion Notes calculated using the closing price of the notes (Level 1 input) was $1.029 billion compared to a carrying amount of $1.002 billion, which includes $988 million of accreted principal and $14 million of accrued interest payable included in accounts payable and accrued liabilities.

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Third Quarter Report – 2014
(In millions of United States dollars, except where noted)

$1.5 billion Notes:
The initial recognition amount of the $1.5 billion Notes has been accreted from March 20, 2013 to September 30, 2014 based on annual effective interest rates of 2.37% and 3.84% for the $500 million 5-year notes tranche and $1.0 billion 10-year notes tranche, respectively. At September 30, 2014, the fair value of the $1.5 billion Notes calculated using the closing price of the notes (Level 1 input) was $1.484 billion compared to a carrying amount of $1.486 billion, which includes $1.484 billion of accreted principal and $2 million of accrued interest payable included in accounts payable and accrued liabilities.
3-year Argentine peso loans:
At September 30, 2014, management estimates the market interest rate on similar borrowings by the Company in Argentina to be approximately 29.40% per annum. Based on the estimated market interest rate on similar borrowings by the Company in Argentina (Level 2 input), the fair value of the 3-year Argentine pesos loans, included in other current and non-current liabilities at September 30, 2014 was $19 million compared to a carrying amount of $21 million, which includes a nominal amount of accrued interest payable included in accounts payable and accrued liabilities.

(d)	Financial instruments and related risks
The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk in accordance with its Risk Management Policy. The Company's exposure to financial risks and how the Company manages each of those risks are described in note 23(d) to the Company's consolidated financial statements for the year ended December 31, 2013. There were no significant changes to those risks or to the Company's management of exposure to those risks during the three and nine months ended September 30, 2014, except as noted below:

(i)	Credit risk
On May 16, 2014, Primero repaid the outstanding balance of $28 million on the $50 million 5-year promissory note receivable prior to its maturity date of August 5, 2015.

(ii)	Liquidity risk
On January 9, 2014, the Company negotiated a commitment to a $1.25 billion non-revolving, unsecured term credit facility to fund the acquisition of Osisko Mining Corporation which was canceled on April 23, 2014. There were no amounts drawn under the facility during the period from January 9, 2014 to April 23, 2014.
During the three and nine months ended September 30, 2014, repayments of $49 million and $102 million were made, respectively, (Goldcorp's share – $20 million and $41 million, respectively) on the $1.035 billion project financing for Pueblo Viejo (Goldcorp's share – $414 million). At September 30, 2014, the outstanding balance of the credit facility was $888 million (Goldcorp's share – $355 million). On April 26, 2014, the coupon rates of the $400 million tranche and the $260 million tranche of the $1.035 billion project financing were both increased from LIBOR plus 3.25% to LIBOR plus 4.1% in accordance with the terms of the financing agreement between Barrick, the project operator, Goldcorp, and the lending syndicate.
On June 9, 2014, the Company issued two tranches of notes totaling $1.0 billion, consisting of $550 million in 7-year notes with a coupon rate of 3.625% and $450 million in 30-year notes with a coupon rate of 5.45%, which mature on June 9, 2021 and June 9, 2044, respectively (note 11(a)). The Company received total proceeds of $988 million from the issuance, net of transaction costs. The $1.0 billion Notes are unsecured and interest is payable semi-annually in arrears on June 9 and December 9 of each year, beginning on December 9, 2014. The 2021 Notes and 2044 Notes are callable at anytime by the Company prior to maturity, subject to make-whole provisions.
On June 13, 2014, the Company extended its 469 million Argentine peso ($100 million) credit facility with a third party in Argentina for a further 182 days to December 12, 2014. At September 30, 2014, the Company had drawn 220 million Argentine pesos ($26 million) under the credit facility (December 31, 2013 – 220 million Argentine peso ($34 million)) which is included in other current liabilities on the Condensed Interim Consolidated Balance Sheets.
During the three and nine months ended September 30, 2014, the Company's Cerro Negro project repaid $50 million and $81 million, respectively, of the amount outstanding under the $131 million credit facility with Alumbrera. At September 30, 2014, the outstanding balance under the facility was $50 million (December 31, 2013 – $131 million) which is included in other current liabilities on the Condensed Interim Consolidated Balance Sheets.
During the three and nine months ended September 30, 2014, Alumbrera entered into various Argentine peso and US dollar credit facilities with third parties in Argentina totaling 126 million Argentine pesos ($15 million) and $57 million, respectively (Goldcorp’s share

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Third Quarter Report – 2014
(In millions of United States dollars, except where noted)

– 47 million Argentine pesos and $21 million, respectively). The facilities, which mature between September 2014 and February 2015, bear interest ranging from 1.4% to 29.5%.
On July 18, 2014, the Company extended the maturity date of its $2.0 billion revolving credit facility from March 6, 2018 to July 18, 2019. During the three and nine months ended September 30, 2014, the Company drew down a total of $1 billion and $2.325 billion, respectively, on the credit facility, of which $450 million and $1.775 billion were repaid during the three and nine months ended September 30, 2014. At September 30, 2014, the outstanding balance under the credit facility was $550 million.
Upon maturity of the Company's Convertible Notes on August 1, 2014, the Company repaid the outstanding principal of $863 million and accrued interest of $9 million.
On October 16, 2014, the Company, through its wholly-owned subsidiary, Oroplata S.A., entered into a 24-month and 27-month loan facility of 425 million Argentine pesos ($50 million) and 1.6 billion Argentine pesos ($189 million), respectively, with third parties in Argentina. The facilities bear interest at Badlar, the average interest rate paid on short-term deposits over 1 million Argentine pesos, plus 3.5%.
At September 30, 2014, the Company had letters of credit outstanding and secured deposits in the amount of $430 million (December 31, 2013 – $430 million).

(iii)	Currency risk
During the three and nine months ended September 30, 2014, the Company recognized a net foreign exchange gain of $3 million and loss of $22 million, respectively (three and nine months ended September 30, 2013 – net loss of $14 million and $37 million, respectively). Based on the Company’s net exposures (other than those relating to taxes) at September 30, 2014, a 10% depreciation or appreciation of applicable foreign currencies against the US dollar would have resulted in an approximate $28 million increase or decrease in the Company’s after-tax net (loss) earnings, respectively.
During the three and nine months ended September 30, 2014, the Company recognized a net foreign exchange loss of $87 million and $170 million, respectively, in income tax expense on income taxes receivable (payable) and deferred taxes (three and nine months ended September 30, 2013 – net loss of $11 million and $69 million, respectively). Based on the Company’s net exposures relating to taxes at September 30, 2014, a 10% depreciation or appreciation of applicable foreign currencies against the US dollar would have resulted in an approximate $235 million decrease or increase in the Company’s after-tax net (loss) earnings, respectively.

14.	SHARE-BASED COMPENSATION AND OTHER RELATED INFORMATION

(a)	Stock options and restricted share units ("RSUs")
For the three and nine months ended September 30, 2014, total share-based compensation relating to stock options and RSUs was $16 million and $51 million, respectively (three and nine months ended September 30, 2013 – $19 million and $54 million, respectively), of which $15 million and $47 million, respectively (three and nine months ended September 30, 2013 – $19 million and $54 million, respectively), was included in corporate administration in the Condensed Interim Consolidated Statements of (Loss) Earnings and $1 million and $4 million, respectively (three and nine months ended September 30, 2013 – $nil and $nil, respectively), was capitalized to development projects with a corresponding credit to shareholders’ equity.

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Third Quarter Report – 2014
(In millions of United States dollars, except where noted)

Stock options
The following table summarizes the changes in stock options during the nine months ended September 30:

	Options Outstanding (000’s)	Weighted Average Exercise Price (C$/option)
At January 1, 2014	17,137	$40.49
Granted	3,577	30.39
Exercised	(217)	20.32
Forfeited/expired	(3,477)	38.28
At September 30, 2014 – outstanding	17,020	$39.07
At September 30, 2014 – exercisable	11,366	$42.44
At January 1, 2013	16,345	$42.01
Granted	3,308	32.60
Exercised	(143)	17.97
Forfeited/expired	(1,963)	40.61
At September 30, 2013 – outstanding	17,547	$40.59
At September 30, 2013 – exercisable	11,827	$41.15
The Company granted a nominal number of stock options and 3.6 million stock options during the three and nine months ended September 30, 2014, respectively (three and nine months ended September 30, 2013 – 26,858 and 3.3 million, respectively). The fair value of the options granted during the three months ended September 30, 2014, which vest over 3 years and are exercisable at C$31.03 (three months ended September 30, 2013 – C$28.40) per option, was $6.95 (three months ended September 30, 2013 – $4.87) per option. The fair value of stock options granted during the three months ended June 30, 2014, which vest over 3 years and are exercisable at C$27.20 (three months ended June 30, 2013 – C$27.53 to C$29.63) per option, was $5.60 (three months ended June 30, 2013 – $5.76) per option. The fair value of stock options granted during the three months ended March 31, 2014, which vest over 3 years and are exercisable at C$30.41 (three months ended March 31, 2013 – C$33.48) per option, was $6.17 (three months ended March 31, 2013 – $7.50) per option.

The fair value of stock options granted during the three months ended September 30 is calculated as of the date of grant using the Black-Scholes option pricing model and the following weighted average assumptions and inputs:

	2014	2013
Expected life	3.1 years	3.1 years
Expected volatility	37.1%	36.8%
Expected dividend yield	2.1%	2.4%
Estimated forfeiture rate	9.3%	9.3%
Risk-free interest rate	1.2%	1.3%
Weighted average share price	$29.22	$25.13
Restricted share units (“RSUs”)
The Company issued 40,280 RSUs during the three months ended September 30, 2014, (three months ended September 30, 2013 – 8,025 RSUs) with a fair value of $29.22 per RSU (three months ended September 30, 2013 – $25.13), which vest over 3 years. The Company issued 60,585 RSUs during the three months ended June 30, 2014 (three months ended June 30, 2013 – 121,187 RSUs), with a fair value of $24.93 per RSU (three months ended June 30, 2013 – weighted average of $28.59), of which 53,379 (three months ended June 30, 2013 – 31,500) vested immediately, with the remainder vesting over 3 years. The Company issued 2.0 million RSUs during the three months ended March 31, 2014 (three months ended March 31, 2013 – 1.6 million RSUs), with a fair value of $27.12 per RSU (three months ended March 21, 2013 – $33.07), which vest over 3 years.
At September 30, 2014, there were 3.1 million RSUs outstanding (December 31, 2013 – 2.4 million).

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Third Quarter Report – 2014
(In millions of United States dollars, except where noted)

(b)	Other share-based compensation plans
The Company has other share-based compensation plans in place which include a Performance Share Unit ("PSU") Plan, Phantom Restricted Unit ("PRU") Plan and Employee Share Purchase Plan.
Total share-based compensation expense relating to the PSU and PRU Plans for the three and nine months ended September 30, 2014 was $4 million and $14 million, respectively (three and nine months ended September 30, 2013 – $5 million and $10 million, respectively), of which $4 million and $12 million, respectively (three and nine months ended September 30, 2013 – $5 million and $10 million, respectively), was included in corporate administration in the Condensed Interim Consolidated Statements of (Loss) Earnings and $nil and $2 million, respectively (three and nine months ended September 30, 2013 – $nil and $nil, respectively), was capitalized to development projects.
During the three and nine months ended September 30, 2014, the Company also recorded compensation expense of $1 million and $3 million, respectively (three and nine months ended September 30, 2013 – $2 million and $4 million, respectively), relating to its Employee Share Purchase Plan which was included in corporate administration in the Condensed Interim Consolidated Statements of (Loss) Earnings.

15.	PER SHARE INFORMATION

(a)	Net (loss) earnings per share
Net (loss) earnings per share from continuing operations for the three and nine months ended September 30 was calculated based on the following:

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Basic net (loss) earnings from continuing operations	$(44)	$—	$250	$(1,640)
Effect of dilutive securities:
Conversion feature of the Convertible Notes – change in fair value recognized in net (loss) earnings (note 13(a))	(1)	(5)	(1)	(51)
Diluted net (loss) earnings from continuing operations	$(45)	$(5)	$249	$(1,691)
Net (loss) earnings per share for the three and nine months ended September 30 was calculated based on the following:

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Basic net (loss) earnings	$(44)	$5	$235	$(1,620)
Effect of dilutive securities:
Conversion feature of the Convertible Notes – change in fair value recognized in net (loss) earnings (note 13(a))	(1)	(5)	(1)	(51)
Diluted net (loss) earnings	$(45)	$—	$234	$(1,671)
Net (loss) earnings per share from continuing operations and net (loss) earnings per share for the three and nine months ended September 30 were calculated based on the following:

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Third Quarter Report – 2014
(In millions of United States dollars, except where noted)

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2014	2013	2014	2013
Basic weighted average number of shares outstanding	813,572	812,160	813,091	811,967
Effect of dilutive securities:
Stock options	—	—	173	—
RSUs	—	—	3,094	—
Convertible Notes	6,298	18,358	14,395	18,235
Diluted weighted average number of shares outstanding	819,870	830,518	830,753	830,202
As a result of the net losses incurred during the three months ended September 30, 2014 and the three and nine months ended September 30, 2013, the effect of the following securities was anti-dilutive, and therefore excluded from the computation of diluted net (loss) earnings per share from continuing operations and diluted net (loss) earnings per share. Had the securities been dilutive, the diluted weighted average number of shares outstanding included in the computation of diluted net (loss) earnings from continuing operations and diluted net (loss) earnings would have comprised of the following:

September 30, 2014	Three Months Ended
Effect on diluted weighted average number of shares outstanding (in thousands):
Stock options	212
RSUs	3,094
Convertible Notes	—
Total	3,306

September 30, 2013	Three Months Ended	Nine Months Ended
Effect on diluted weighted average number of shares outstanding (in thousands):
Stock options	261	334
RSUs	2,445	2,445
Convertible Notes	—	—
Total	2,706	2,779

The weighted average number of stock options outstanding during the three and nine months ended September 30, 2014 was 17.0 million and 16.3 million, respectively (three and nine months ended September 30, 2013 – 17.5 million and 16.7 million, respectively), of which 0.2 million were dilutive and included in the above table for the nine months ended September 30, 2014. If the Company did not incur net losses for the three months ended September 30, 2014, 0.2 million of the weighted average number of stock options outstanding during the three months ended September 30, 2014 (three and nine months ended September 30, 2013 – 0.3 million and 0.3 million, respectively), would have been dilutive and included in the above table. Anti-dilutive stock options are excluded from the calculation of diluted earnings per share because their underlying exercise prices exceeded the average market price of the underlying common shares of C$29.22 and C$28.11, respectively (three and nine months ended September 30, 2013 – C$28.67 and C$30.78, respectively).

(b)	Dividends declared
During the three and nine months ended September 30, 2014, the Company declared and paid to its shareholders dividends of $0.15 and $0.45 per share, respectively, for total dividends of $122 million and $366 million, respectively (three and nine months ended September 30, 2013 – $0.15 and $0.45 per share, respectively, for total dividends of $122 million and $365 million, respectively). For the period October 1, 2014 to October 30, 2014, the Company declared dividends payable of $0.05 per share for total dividends of $41 million.

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Third Quarter Report – 2014
(In millions of United States dollars, except where noted)

16.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Change in operating working capital
Accounts receivable	$(10)	$4	$(59)	$72
Inventories and stockpiled ore	(90)	(29)	(162)	(150)
Accounts payable and accrued liabilities	2	(13)	(2)	(55)
Income taxes	(121)	(84)	33	(247)
Other	30	(12)	(22)	(62)
	$(189)	$(134)	$(212)	$(442)

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Operating activities include the following cash received (paid):
Interest received	$—	$1	$3	$4
Interest paid	(1)	(19)	(16)	(24)
Income taxes received	—	6	97	6
Income taxes paid	(86)	(61)	(197)	(335)

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Investing activities of discontinued operation include the following cash (paid) received:
Proceeds on disposition of Marigold, net (note 4)	$—	$—	$182	$—
Principal repayment on promissory note receivable from Primero (note 13(d)(i))	—	—	28	8
Expenditures on mining interests	—	(14)	(2)	(56)
	$—	$(14)	$208	$(48)

	At September 30 2014	At December 31 2013
Cash and cash equivalents are comprised of:
Cash	$259	$505
Short-term money market investments	117	120
	$376	$625

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Third Quarter Report – 2014
(In millions of United States dollars, except where noted)

17.	CONTINGENCIES
Due to the size, complexity and nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.
In October 2014, Pueblo Viejo received a copy of an action filed in an administrative court in the Dominican Republic by Rafael Guillen Beltre (the “Petitioner”), who claims to be affiliated with the Dominican Christian Peace Organization. The Government of the Dominican Republic has also been notified of the action. The action alleges that environmental contamination in the vicinity of the Pueblo Viejo mine has caused illness and affected water quality in violation of the Petitioner’s fundamental rights under the Dominican Constitution and other laws. The primary relief sought in the action, which is styled as an “Amparo” remedy, is the suspension of operations at the Pueblo Viejo mine as well as other mining projects in the area until an investigation into the alleged environmental contamination has been completed by the relevant governmental authorities. A hearing has been scheduled for November 21, 2014. Pueblo Viejo intends to vigorously defend this matter.  No amounts have been recorded for any potential liability or asset impairment arising from this matter, as Pueblo Viejo cannot reasonably predict any potential losses.

18.	SUBSEQUENT EVENT
In October 2013, the environmental authority of the Atacama Region approved the Environmental Impact Study (“EIS”) submitted by the Company's El Morro development project. The decision resulted in a new Environmental Assessment Resolution issued in October 2013 (“RCA 232”). RCA 232 was challenged before the Court of Appeals of Copiapo by Comunidad Agrícola Los Huasco Altinos (“CAHA”), other Diaguita indigenous communities, and several farmers from the Huasco valley. On April 28, 2014, the Court of Appeals issued a ruling rejecting all actions. The ruling was appealed by CAHA and the other Diaguita communities to the Supreme Court. On October 7, 2014, the Supreme Court issued a final ruling revoking the decision of the Court of Appeals thereby invaliding RCA 232. As a result, all project activities remain suspended while the Company evaluates the path forward to either continue to pursue the reinstatement of RCA 232 or resubmit a new EIS. The final ruling by the Supreme Court on October 7, 2014 did not have an impact on the Company's unaudited condensed interim consolidated financial statements.

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CORPORATE OFFICE	STOCK EXCHANGE LISTING

Park Place	Toronto Stock Exchange: G
Suite 3400 – 666 Burrard Street	New York Stock Exchange: GG
Vancouver, BC V6C 2X8 Canada
Tel: (604) 696-3000	TRANSFER AGENT
Fax: (604) 696-3001
CST Trust Company
www.goldcorp.com	1066 West Hastings Street
Vancouver, BC V6E 3X1 Canada
TORONTO OFFICE	Toll free in Canada and the US:
(800) 387-0825
Suite 3201 – 130 Adelaide Street West	Outside of Canada and the US:
Toronto, ON M5H 3P5 Canada	(416) 682-3860
Tel: (416) 865-0326
Fax: (416) 359-9787	inquiries@canstockta.com
www.canstockta.com
RENO OFFICE
AUDITORS
Suite 310 – 5190 Neil Road
Reno, NV 89502 United States	Deloitte LLP
Tel: (775) 827-4600	Vancouver, BC
Fax: (775) 827-5044
INVESTOR RELATIONS
MEXICO OFFICE
Jeff Wilhoit
Paseo de las Palmas 425-15	Vice President, Investor Relations
Lomas de Chapultepec	Toll free: (800) 567-6223
11000 Mexico, D.F.	Email: info@goldcorp.com
Tel: 52 (55) 5201-9600
REGULATORY FILINGS
GUATEMALA OFFICE
The Company’s filings with the Ontario Securities Commission
5ta avenida 5-55 zona 14 Europlaza	can be accessed on SEDAR at www.sedar.com.
Torre 1 Nivel 6 oficina 601
Guatemala City	The Company’s filings with the US Securities and
Guatemala, 01014	Exchange Commission can be accessed on EDGAR
Tel: 502 2329 2600	at www.sec.gov.

ARGENTINA OFFICE

Maipu 255, Piso 12
C1084ABE Capital Federal
Buenos Aires, Argentina
Tel: 54 114 323 7000

CHILE OFFICE

Avda. Apoquindo 4501, oficina 703
Las Condes
Santiago 7580125, Chile
Tel: 562 898 9300

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